Exhibit 99.1

ELAN U.S.
Severance Plan

Effective March 1, 2001 and
Amended and Restated as of April 1, 2011

TABLE OF CONTENTS

ELAN U.S.
SEVERANCE PLAN

(Effective March 1, 2001, and
Amended and Restated Effective as of April 1, 2011)

ARTICLE I

Introduction

Athena Neurosciences, Inc. (the “Company”) adopted the Elan U.S. Severance Plan (the “Plan”), effective March 1, 2001, for the benefit of certain “Eligible Employees” of the Company and certain Affiliates specified by the Company.  The Plan is intended to apply to United States based “Employees,” as described herein.  The Plan was amended and restated on January 1, 2004, August 15, 2004, January 1, 2006, January 1, 2008 and November 29, 2010.  By this instrument, the Company hereby amends and restates the Plan, effective April 1, 2011.  The Plan shall be binding on any successor to all or substantially all of the Company’s assets or business.

The Plan is an unfunded welfare benefit plan for purposes of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Except as otherwise provided herein, the Plan supersedes any prior formal or informal severance plans, programs or policies of the Company or its Affiliates covering Eligible Employees.  The Plan operates on a calendar year.

ARTICLE II
Definitions

2.1. “Act” means the Irish Companies Act 1963, as amended from time to time.  References to any provision of the Act shall be deemed to include successor provisions thereto and regulations thereunder.

2.2. “Affiliate” means any member of the group of corporations, trades or businesses or other organizations comprising the “controlled group” with Athena Neurosciences, Inc. under Code Section 414.

2.3. “Change in Control” means:

(a)
The consummation of a merger or consolidation of Elan Corporation, plc with or into another entity or any other corporate reorganization, if more than fifty percent (50%) of the combined voting power of the continuing or surviving entity’s issued shares or securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of Elan Corporation, plc immediately prior to such merger, consolidation or other reorganization;

(b)	The sale, transfer or other disposition of all or substantially all of Elan Corporation, plc’s assets;

(c)
Individuals who as of April 1, 2011 constitute the Board (the “Incumbent Directors”) cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board of Directors of Elan Corporation, plc; provided, however, that any individual who becomes a director of Elan Corporation, plc subsequent to April 1, 2011 shall be considered an Incumbent Director if such person’s election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors; but, provided further that any such person whose initial assumption of office is in connection with an actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors of Elan Corporation, plc, including by reason of agreement intended to avoid or settle any such actual or threatened contest or solicitation, shall not be considered an Incumbent Director;

(d)
A transaction as a result of which a person or company obtains the ownership directly or indirectly of the ordinary shares in Elan Corporation, plc carrying more than fifty percent (50%) of the total voting power represented by Elan Corporation, plc’s issued share capital in pursuance of a compromise or arrangement sanctioned by the court under section 201 of the Act or becomes bound or entitled to acquire ordinary shares in Elan Corporation, plc under section 204 of the Act; or

(e)
Any transaction as a result of which any person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Elan Corporation, plc representing at least fifty percent (50%) of the total voting power represented by Elan Corporation, plc’s then outstanding voting securities (e.g., issued shares).  For purposes of this subsection (e), the term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude (i) a trustee or other fiduciary holding securities under an employee benefit plan of Elan Corporation, plc or of any subsidiary of Elan Corporation, plc and (ii) a company owned directly or indirectly by the shareholders of Elan Corporation, plc in substantially the same proportions as their ownership of the ordinary shares of Elan Corporation, plc.

(f)
Notwithstanding the foregoing, in the case of any amounts payable under the Plan that constitute deferred compensation subject to Code Section 409A, the definition of “Change in Control” set forth above shall not apply, and the term “Change in Control” shall instead mean a “change in the ownership or effective control” of Elan Corporation, plc or “in the ownership of a substantial portion of the assets” of Elan Corporation, plc within the meaning of Code Section 409A(a)(2)(A)(v) and the regulations and guidance issued thereunder, but only to the extent this substitute definition is necessary in order for the payments to comply with the requirements prescribed by Code Section 409A.

2.4. “Code” means the Internal Revenue Code of 1986, as amended.

2.5. “Company” means Athena Neurosciences, Inc.

2.6. “Comparable Position” means a position either with the Company or any of its Affiliates or with a successor or transferee of all or a part of the business of the Company or Affiliate, on terms which do not cause a Significant Reduction in Scope or Base Compensation and do not entail a Relocation.  The Plan Administrator, in its sole discretion, will determine whether a position is a Comparable Position.

2.7. “Confidential Information” means trade secrets and other propriety information of an Employer or any Affiliate.  If an Eligible Employee entered into a separate confidentiality or proprietary rights agreement with an Employer or any Affiliate, the term “Confidential Information” for purposes of this Plan shall have the meaning ascribed to any such term or concept as it is defined under, or used in, the separate agreement.

2.8. “Eligible Employee” means each Employee who is not (i) covered by a written employment agreement that contains a severance provision, or covered by a written severance agreement (for the duration of that agreement); (ii) classified as “temporary,” including without limitation, anyone classified as an “intern” or “co-op”; (iii) a consultant; (iv) a “leased employee” as defined in Code Section 414(n); or (v) a person performing services for an Employer on a contract basis or as an independent contractor or consultant or through a purchase order, supplier agreement or any other form of agreement that the Employer enters into for services, regardless of whether any of the above such individuals set forth in (iii), (iv) or (v) are subsequently determined by the Internal Revenue Service, the U.S. Department of Labor or a court to be Employees.

2.9. “Employee” means any full-time or part-time employee of an Employer who regularly works thirty (30) hours or more per calendar week for the Employer.

2.10. “Employer” means the Company and each Affiliate identified on Attachment A, including the wholly-owned subsidiaries of the Affiliates identified on Attachment A.

2.11. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

2.12. “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.13. “Executive Employee” means an Eligible Employee who is in Band VII and higher or any other title ranked at or higher than Senior Vice President.

2.14. “Involuntary Termination” means a termination of an Eligible Employee’s employment by the Employer due to a business condition, as determined in the sole discretion of the Employer.  The term Involuntary Termination shall include (i) a termination effective when the Eligible Employee exhausts a leave of absence during, or at the end of, a WARN Notice Period and (ii) a situation where an Eligible Employee on an approved leave of absence during which the Employee’s position is protected under applicable law (e.g., a leave under the Family Medical Leave Act), returns from such leave, and cannot be placed in employment with the Employer.

2.15. “Plan” means the Elan U.S. Severance Plan, as set forth in this instrument and as hereafter amended.

2.16. “Relocation” means a material change in the geographic location at which the Eligible Employee performs services.  Such change in an Eligible Employee’s primary job site will be considered material if the new location increases the Eligible Employee’s commute between home and primary job site by at least thirty (30) miles.  Notwithstanding the foregoing, this term shall not apply to an Eligible Employee who is a field-based sales representative or who works from home.

2.17. “Severance Date” means the final day of employment with the Employer which date shall be communicated in writing by the Employer to the Employee.

2.18. “Significant Reduction in Scope or Base Compensation” means a material diminution in the Eligible Employee’s authority, duties, or responsibilities or a material diminution in the Eligible Employee’s base compensation.  The Plan Administrator, in its sole discretion, shall determine whether an Eligible Employee experiences a “Significant Reduction.”

2.19. “Triggering Event” means an Involuntary Termination, Relocation or Significant Reduction in Scope or Base Compensation.

2.20. “WARN Notice Date” means the date the Employer is required to notify an Eligible Employee pursuant to the WARN Act or similar state law that he/she is to be terminated from employment with the Employer in conjunction with a “plant closing” or “mass layoff” as described in the WARN Act or similar state law.

2.21. “WARN Notice Period” means the sixty (60) consecutive calendar day period, or other applicable period under similar state law, commencing on an Eligible Employee’s WARN Notice Date.

2.22. “Week of Pay” shall be determined based on the Eligible Employee’s status as a salaried or hourly Employee.  If the Eligible Employee is a salaried Employee, Week of Pay shall be the Eligible Employee’s regular weekly base salary compensation rate in effect on his/her Severance Date.  If the Eligible Employee is an hourly Employee, Week of Pay shall be the Eligible Employee’s regular hourly base compensation rate multiplied by his/her regularly scheduled number of hours worked per week in effect on his/her Severance Date.  If the Eligible Employee works part-time, his/her Week of Pay is determined on a prorated basis by calculating his/her average number of hours per week actually worked during the prior Year of Service.

2.23.  Years of Service” shall be determined in accordance with the Employer’s personnel records.  An Eligible Employee shall receive credit for a Year of Service for each twelve (12) month period of active service with the Employer.  For partial years of employment, the Eligible Employee shall receive credit for a full Year of Service if he/she completes at least six (6) full months of active service.  If an Eligible Employee has not completed at least six (6) full months of active service during a partial year, he/she shall not receive credit for a Year of Service.

ARTICLE III
Eligibility

3.1. Conditions of Eligibility.  To be eligible for benefits as described in Article V, the Eligible Employee must (i) remain an Employee through the Severance Date, (ii) through the Severance Date, fulfill the normal responsibilities of his/her position, including meeting regular attendance, workload and other standards of the Employer, as applicable, and (iii) submit the signed Waiver and Release Agreement required by the Plan Administrator on, or within forty-five (45) days after, his/her Severance Date or receipt of the Waiver and Release Agreement (whichever occurs later) and not revoke the signed Waiver and Release Agreement.  In addition, in the event of a Relocation or a Significant Reduction in Scope or Base Compensation, the Eligible Employee must provide his/her Employer with written notice within ninety (90) days after the occurrence of such event.  The Employer shall then have thirty (30) days to cure such event.

3.2. Conditions of Ineligibility.  An otherwise Eligible Employee shall not receive severance pay or severance benefits under the Plan if:

(a)	the Employee ceases to be an Eligible Employee as defined by the Plan;

(b)	the Employee terminates employment with the Employer by reason of death;

(c)
the Employer terminates the Employee’s employment for one or more of the following reasons (determined in the sole discretion of the Plan Administrator): Commission by the Employee of an act of fraud, theft, misappropriation of funds, dishonesty, bad faith or disloyalty; violation by the Employee of any federal, state, local law or regulation; violation by the Employee of any rule, regulation or policy of the Employer or other job related misconduct; failure to perform the duties of the position held by such Employee in a manner which satisfies the reasonable expectations of the Employer; failure by the Employee to meet any requirement reasonably imposed upon such Employee by the Employer as a condition of continued employment; or dereliction or neglect by the Employee in the performance of such Employee’s job duties;

(d)	the Employee terminates employment with the Employer through job abandonment;

(e)
other than as set forth in Section 2.14(ii), the individual is no longer an Employee and is receiving long-term disability benefits from the Employer (as determined under the applicable Employer-sponsored long-term disability plan) as of the date the Triggering Event would have occurred had the individual been an Employee on such date;

(f)
the Employee is employed in an operation, division, department or facility, that is sold, leased or otherwise transferred, in whole or in part, from an Employer, and (i) the Employee accepts any position with the new owner/operator, or (ii) the Employee is offered a Comparable Position by the new owner/operator;

(g)
the Employee gives notice of his/her voluntary termination (other than as provided in Section 2.19) prior to his/her Severance Date or the effective date of a sale, lease or transfer of an operation, division, department or facility, as described in Section 3.2(f), regardless of the effective date of such termination;

(h)	the Employee ceases working with the Employer and receives severance benefits under the terms of another group reorganization/restructuring benefit plan or severance program sponsored by the Employer;

(i)	the Employee is offered a Comparable Position from an Employer, or accepts any position with an Employer, even if it is not a Comparable Position;

(j)	the Employee experiences a Triggering Event after the Plan is terminated;

(k)	the Employee does not timely execute and return to the Plan Administrator a valid Waiver and Release Agreement;

(l)
the Employee works primarily in an office located in a country other than the United States and is entitled to severance benefits under the laws of such country or the policies of the company at which he/she is based and such severance benefits may not be waived; or

(m)
the Employee is offered a Comparable Position by, or accepts any position with, an employer with which the Company or any of its Affiliates has reached an agreement or arrangement under which the employer agrees to offer employment to the otherwise Eligible Employee.

The foregoing list of conditions is intended to be illustrative and may not be all inclusive; the Plan Administrator will determine in the Plan Administrator’s sole discretion whether an Eligible Employee is eligible for severance pay and severance benefits under the Plan.

ARTICLE IV
Pay and Benefits In Lieu of WARN Notice

4.1. Wage Payments.  If an Eligible Employee is entitled to advance notice of a “plant closing” or a “mass layoff” under the WARN Act or similar state law, but experiences a Triggering Event before the end of a WARN Notice Period, the Eligible Employee shall be entitled to receive Weeks of Pay until the end of the WARN Notice Period as if he/she were still employed through such date.  The Weeks of Pay under this Section 4.1 will be issued according to the normal payroll practices of the Employer and shall not be subject to the Waiver and Release Agreement.

4.2. Benefits.  An Eligible Employee described in Section 4.1 shall be entitled to benefits under an Employer-sponsored medical, dental and vision benefit plans, as amended from time to time, through the end of the WARN Notice Period on the same terms and under the same conditions as applied to the Eligible Employee immediately prior to the Triggering Event.  The benefits under this Section 4.2 are not subject to the Waiver and Release Agreement.

ARTICLE V
Severance Pay and Severance Benefits

5.1. Generally.  In exchange for providing the Employer with an enforceable Waiver and Release Agreement, in a form acceptable to the Plan Administrator, an Eligible Employee who terminates employment on account of a Triggering Event shall be eligible to receive severance pay and severance benefits as described below and subject to the other provisions of this Plan.  The consideration for the voluntary Waiver and Release Agreement shall be the severance pay and severance benefits the Eligible Employee would not otherwise be eligible to receive.

5.2. Severance Pay.  Severance pay shall be determined in accordance with the table below based on the Eligible Employee’s “Band” classification and in accordance with the terms hereof.  If the applicable Triggering Event occurs on or within two (2) years following a Change in Control and the Eligible Employee was an Employee at the time of the Change in Control, the Eligible Employee’s severance pay shall be determined under the column in the table below titled “Change in Control Severance Pay” and shall be paid in accordance with the terms hereof.  The Band applicable to any Eligible Employee shall be determined by the Plan Administrator, in its sole discretion, based on the Eligible Employee’s job position relative to the job grading system in place for the applicable Employer.

Employment Classification	Severance Pay prior to a Change in Control	Change in Control Severance Pay
Band I	Six (6) Weeks of Pay plus two (2) additional Weeks of Pay for each Year of Service, limited to a maximum period of thirty-nine (39) Weeks of Pay.	Same as severance pay
Band II	Nine (9) Weeks of Pay plus two (2) additional Weeks of Pay for each Year of Service, limited to a maximum period of thirty-nine (39) Weeks of Pay.	Same as severance pay
Band III	Fifteen (15) Weeks of Pay plus two (2) additional Weeks of Pay for each Year of Service, limited to a maximum period of forty-five (45) Weeks of Pay.	Same as severance pay
Band IV	Fifteen (15) Weeks of Pay plus two (2) additional Weeks of Pay for each Year of Service, limited to a maximum period of forty-five (45) Weeks of Pay.	Same as severance pay
Band V	Twenty-four (24) Weeks of Pay plus two (2) additional Weeks of Pay for each Year of Service, limited to a maximum period of fifty-two (52) Weeks of Pay.
The greater of (i) severance pay described at left or (ii) twenty-six (26) Weeks of Pay plus an amount equal to the Eligible Employee’s target annual bonus for the year in which the Severance Date occurs.

Band VI	Fifty-two (52) Weeks of Pay.*	Seventy-eight (78) Weeks of Pay plus an amount equal to the Eligible Employee’s target annual bonus for the year in which the Severance Date occurs.

Band VII	Fifty-two (52) Weeks of Pay plus an amount equal to the Eligible Employee’s target annual bonus for the year in which the Severance Date occurs.*
Two times (2x) the sum of (a) fifty-two weeks (52) Weeks of Pay (prior to any reduction due to a Significant Reduction in Scope or Base Compensation, if applicable) and (b) the Eligible Employee’s target annual bonus for the year in which the Severance Date occurs.  Furthermore, the Eligible Employee will be entitled to the benefits of the Excise Tax Gross-Up Payment pursuant to Section 5.4 under the Plan.

Band VIII and higher	Seventy-eight (78) Weeks of Pay plus an amount equal to the Eligible Employee’s target annual bonus for the year in which the Severance Date occurs.
Two and one half times (2.5x) the sum of (a) fifty-two weeks (52) Weeks of Pay (prior to any reduction due to a Significant Reduction in Scope or Base Compensation, if applicable) and (b) the Eligible Employee’s target annual bonus for the year in which the Severance Date occurs.  Furthermore, the Eligible Employee will be entitled to the benefits of the Excise Tax Gross-Up Payment pursuant to Section 5.4 under the Plan.

*  Eligible Employees in Bands VI and VII who have been continuously employed by an Employer since April 1, 2011 shall be eligible to receive thirty-six (36) Weeks of Pay plus two (2) additional Weeks of Pay for each Year of Service, limited to a maximum period of seventy-eight (78) Weeks of Pay, if such amount provides a greater benefit to such Eligible Employee than that described in the table above.

Severance pay shall be paid in a lump sum payment within sixty (60) days following the Severance Date.  Notwithstanding the foregoing, any severance pay and severance benefits which become payable shall be paid only if the Eligible Employee has executed and not revoked a signed Waiver and Release Agreement prior to the payment.  All legally required taxes and any sums owed the Employer shall be deducted from Plan severance pay.

If an Employer reemploys an Eligible Employee who is receiving or has received severance pay and benefits under the Plan, the individual shall become ineligible and such pay and benefits shall cease effective as of the reemployment date.  Further, the former Eligible Employee must repay the portion of the severance pay attributable to the period that begins on the date the Eligible Employee was reemployed.  If the Plan Administrator, in its sole discretion, determines that the former Eligible Employee’s services address a critical business need, then the Plan Administrator may provide that no such repayment is required.

5.3. Severance Benefits.

(a)           Medical, Dental and Vision Benefits Coverage Continuation.  Under federal health care continuation coverage law (referred to as “COBRA”), the Eligible Employee who is receiving health care coverage under an Employer-sponsored plan is entitled to elect health care continuation coverage under the applicable Employer health plan if his/her employment terminates for certain reasons.  Any of the Triggering Events would qualify the Eligible Employee to receive such continuation coverage, subject to the terms of the applicable health plan and governing law.  If an Eligible Employee experiences a Triggering Event before his/her WARN Notice Period (if applicable) expires, his/her COBRA rights begin when the WARN Notice Period expires.

If an Eligible Employee elects to exercise his/her applicable COBRA continuation rights under the Employer health plan, for the lesser of six (6) months or the applicable Benefit Continuation Period (as defined below), the Eligible Employee will only be required to pay the same share of the applicable premium that would apply if he/she were participating in the applicable Employer health plan as an active employee.  For the balance of the Benefit Continuation Period, if any, the Eligible Employee will be required to pay the full monthly COBRA premium.  On a monthly basis, the Employer will reimburse the Eligible Employee for the full cost of the COBRA premiums paid, less the amount that would apply if he/she were participating in the applicable Employer health plan as an active employee.  For purposes of the Plan, “Benefit Continuation Period” shall mean for Eligible Employees in Bands I through V, the period of time following the Severance Date in which the Eligible Employee is entitled to receive regular severance pay under the Plan (regardless of whether the Eligible Employee is entitled to Change in Control severance pay) not to exceed six (6) months; for Eligible Employees in Band VI and VII, twelve (12) months; and for Eligible Employees in Band VIII or higher, eighteen (18) months.  Any partial month will be rounded up to the next whole month.

All of the terms and conditions of an Employer-sponsored medical, dental and vision benefit plans, as amended from time to time, shall be applicable to an Eligible Employee (and his/her eligible dependents, if applicable) participating in any form of continuation coverage under a Employer-sponsored medical, dental  and vision benefit plans.  This Plan is not to be interpreted to expand an Eligible Employee’s health care continuation rights under COBRA.

(b)           Career Transition Assistance.  A career transition assistance firm selected and paid for by an Employer shall provide career transition assistance.  An Eligible Employee must begin the available career transition assistance services within sixty (60) days following his/her Severance Date.

Subject to the limitations set forth above, career transition assistance shall be provided in accordance with the following table:

Employment Classification	Career Transition Services
Band I	QuickLaunch or reasonably equivalent program.
Band II	One month Powerstart Program or reasonable equivalent.
Band III	Three-month executive program.
Band IV	Six-month executive program.
Band V	Nine-month executive program.
Band VI	Twelve-month executive program.
Bands VII and higher	Twelve-month Key Executive Program.

5.4	Taxes.

(a) Parachute Gross-Up Payment.  This Section 5.4 shall apply only if an Executive Employee experiences a Triggering Event within two (2) years following a Change in Control and the Eligible Employee was an Employee at the time of the Change in Control.  If it is determined that the pay and benefits under this Plan and any other plan or arrangement of an Employer (the “Total Payments”) constitute a “parachute payment” (within the meaning of Code Section 280G that would be subject to the excise tax imposed by Code Section 4999 or any interest or penalties with respect to such excise tax (such excise tax and any such interest or penalties are collectively referred to as the “Excise Tax”), then the Executive Employee shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount calculated to ensure that after the Executive Employee pays all taxes (and any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed upon the Gross-Up Payment, the Executive Employee retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Total Payments.

(b) Determination by Accountant.  All determinations and calculations required to be made under this Section 5.4 shall be made by an independent accounting firm selected by the Executive Employee from among the largest five accounting firms in the United States (the “Accounting Firm”).  The Accounting Firm shall provide its determination (the “Determination”), together with detailed supporting calculations regarding the amount of any Gross-Up Payment and any other relevant matter, to the Executive Employee and the Company within ten (10) business days after the Executive Employee or the Company made the request (if the Executive Employee reasonably believes that any of the Total Payments may be subject to the Excise Tax).  If the Accounting Firm determines that no Excise Tax is payable by the Executive Employee, it shall furnish the Executive Employee with a written statement that it has concluded that no Excise Tax is payable (including reasons therefor) and that the Executive

Employee has substantial authority not to report any Excise Tax on his federal income tax return.  If a Gross-Up Payment is determined to be payable, it shall be paid to the Executive Employee within ten (10) business days after the Determination has been delivered to the Company.  Notwithstanding the foregoing, if the Executive Employee is a “specified employee” as defined and applied in Code Section 409A and the Gross-Up Payment (and/or Underpayment as described below in Section 5.4(c)) is not otherwise exempt from the application of Code Section 409A, any Gross-Up Payment due above will be paid no earlier than the six (6) month anniversary of the Executive Employee’s separation from service.  In no event shall a Gross-Up Payment be made later than the end of the Executive Employee’s taxable year next following the Executive Employee’s taxable year in which the Executive Employee remits the Excise Tax.  Any determination by the Accounting Firm shall be binding upon the Company and the Executive Employee, absent manifest error.

(c) Over – and Underpayments.  As a result of uncertainty in the application of Code Section 4999 at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments not made by the Company should have been made (“Underpayments”) or that Gross-Up Payments will have been made by the Company that should not have been made (“Overpayments”).  In either event, the Accounting Firm shall determine the amount of the Underpayment or Overpayment that has occurred.  In the case of an Underpayment, the Company shall promptly pay the amount of such Underpayment to the Executive Employee or for his benefit.  In the case of an Overpayment, the Executive Employee shall, at the direction and expense of the Company, take such steps as are reasonably necessary (including the filing of returns and claims for refund), follow reasonable instructions from, and procedures established by the Company, and otherwise reasonably cooperate with the Company to correct such Overpayment, provided, however, that (i) the Executive Employee shall in no event be obligated to return to the Company an amount greater than the net after-tax portion of the Overpayment that the Executive Employee has retained or has recovered as a refund from the applicable taxing authorities and (ii) this provision shall be interpreted in a manner consistent with the intent of subsection (a) above, which is to make the Executive Employee whole, on an after-tax basis, from the application of the Excise Tax, it being understood that the correction of an Overpayment may result in the Executive Employee’s repaying to the Company an amount that is less than the Overpayment.

(d) Limitation on Parachute Payments.  Any other provision of this Section 5.4 notwithstanding, if the Excise Tax could be avoided by reducing the Total Payment by ten percent (10%) or less, then the Total Payments shall be reduced to the extent necessary to avoid the Excise Tax and no Gross-Up Payment shall be made.  If the Accounting Firm determines that the Total Payments are to be reduced under the preceding sentence, then the Company shall promptly give the Executive Employee notice to that effect and a copy of the detailed calculation thereof.  The Executive Employee may then elect, in his sole discretion, which and how much of the Total Payments are to be eliminated or reduced (as long as after such election no Excise Tax shall be payable), and the Executive Employee shall advise the Company in writing of his election within ten (10) days of receipt of notice.  If the Executive Employee makes no such election within such ten (10)-day period, then the Company may elect which and how much of the Total Payments are to be eliminated or reduced (as long as after such election no Excise Tax shall be payable), and it shall notify the Executive Employee promptly of such election.

ARTICLE VI
Waiver and Release Agreement

In order to receive the severance pay and severance benefits available under the Plan, an Eligible Employee must submit a signed Waiver and Release Agreement form to the Plan Administrator on or within forty-five (45) days after his/her Severance Date or receipt of the Waiver and Release Agreement, whichever occurs later.  The required Waiver and Release Agreement form is attached to the Summary Plan Description as Attachment III, as the same may be changed in the Company’s sole discretion.  An Eligible Employee may revoke his/her signed Waiver and Release Agreement within seven (7) days of his/her signing the Waiver and Release Agreement.  Notwithstanding any provision of this Plan to the contrary, in no event shall the timing of the Eligible Employee’s execution of the Waiver and Release Agreement, directly or indirectly, result in the Eligible Employee designating the calendar year of payment, and if a payment that is subject to execution of the Waiver and Release Agreement could be made in more than one taxable year, payment shall be made in the later taxable year.

Any such revocation must be made in writing and must be received by the Plan Administrator within such seven-(7) day period.  An Eligible Employee who timely revokes his/her Waiver and Release Agreement shall not be eligible to receive any severance pay or severance benefits under the Plan.  An Eligible Employee who timely submits a signed Waiver and Release Agreement form and who does not exercise his/her right of revocation shall be eligible to receive severance pay and severance benefits under the Plan.

Eligible Employees shall be advised to contact their personal attorney at their own expense to review the Waiver and Release Agreement form if they so desire.

ARTICLE VII
Plan Administration

The Company shall designate a committee to serve as the “Plan Administrator” of the Plan and the “named fiduciary” within the meaning of such terms as defined in ERISA.  The Plan Administrator shall have full power and discretionary authority to determine eligibility for Plan severance pay and severance benefits and to construe the terms of the Plan, including, but not limited to, the making of factual determinations, the determination of all questions concerning benefits and procedures for claim review and the resolution of all other questions arising under the Plan.  Severance pay and severance benefits under the Plan will be payable only if the Plan Administrator determines in the Plan Administrator’s discretion that the Eligible Employee is entitled to them.  The decisions of the Plan Administrator shall be final and conclusive with respect to all questions concerning the administration of this Plan.

The Plan Administrator may delegate to other persons responsibilities for performing certain of the duties of the Plan Administrator under the terms of this Plan and may seek such expert advice as the Plan Administrator deems reasonably necessary with respect to the Plan.  The Plan Administrator shall be entitled to rely upon the information and advice furnished by such delegatees and experts, unless actually knowing such information and advice to be inaccurate or unlawful.  The Plan Administrator shall establish and maintain a reasonable claims procedure, including a procedure for appeal of denied claims.  The Plan Administrator has discretionary authority to grant or deny benefits under this Plan.  In no event shall an Eligible Employee or any other person be entitled to challenge a decision of the Plan Administrator in court or in any other administrative proceeding unless and until the claim and appeals procedures established under this Plan have been complied with and exhausted.

In the event of a group termination, as determined in the sole discretion of the Plan Administrator, the Plan Administrator shall furnish affected Eligible Employees with such additional information as may be required by law.

ARTICLE VIII
Procedures for Making and Appealing
Claims for Plan Benefits

8.1. Claim for Benefits.  It is not necessary that an Eligible Employee apply for severance pay and severance benefits under the Plan.  However, if an Eligible Employee wishes to file a claim for severance pay and severance benefits, such claim must be in writing and filed with the Plan Administrator.  If the Eligible Employee does not provide all the necessary information for the Plan Administrator to process the claim, the Plan Administrator may request additional information and set deadlines for the Eligible Employee to provide that information.  Within ninety (90) days after receiving a claim, the Plan Administrator will:

(a)	either accept or deny the claim completely or partially; and

(b)	notify the claimant of acceptance or denial of the claim.

8.2. Benefits Review.  If the claim is completely or partially denied, the Plan Administrator will furnish a written notice to the claimant containing the following information:

(a)	specific reasons for the denial;

(b)	specific references to the Plan provisions on which any denial is based;

(c)	a description of any additional material or information that must be provided by the claimant in order to support the claim and an explanation of why such material or information is necessary; and

(d)
an explanation of the Plan’s appeal procedures which shall also include a statement of the claimant’s right to bring a civil action under Section 502(a) of ERISA following a denial of the claim upon review.

8.3. Appeal of Denied Claim.  A claimant may appeal the denial of his/her claim and have the Plan Administrator reconsider the decision.  The claimant or the claimant’s authorized representative has the right to:

(a)	request an appeal by written request to the Plan Administrator not later than sixty (60) days after receipt of notice from the Plan Administrator denying his claim;

(b)
review or receive copies, upon request and free of charge, any documents, records or other information “relevant” (within the meaning of Department of Labor Regulation 2560.503-1(m)(8)) to the claimant’s claim; and

(c)	submit written comments, documents, records and other information relating to his/her claim.

In deciding a claimant’s appeal the Plan Administrator shall take into account all comments, documents, records and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial review of the claim.  If the claimant does not provide all the necessary information for the Plan Administrator to decide the appeal, the Plan Administrator may request additional information and set deadlines for the claimant to provide that information.

The Plan Administrator will make a decision with respect to such an appeal within sixty (60) days after receiving the written request for such appeal or, in special circumstances, within one-hundred twenty (120) days after receiving the written request for such appeal.  The claimant will be advised of the Plan Administrator’s decision on the appeal in writing.  The notice will set forth (1) the specific reasons for the decision, (2) specific reference to Plan provisions upon which the decision on the appeal is based, (3) a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records or other information relevant to the claimant’s claim, and (4) a statement of the claimant’s right to bring a civil action under Section 502(a) of ERISA following a wholly or partially denied claim for benefits.

In no event shall a claimant or any other person be entitled to challenge a decision of the Plan Administrator in court or in any other administrative proceeding unless and until the claim and appeal procedures described above have been complied with and exhausted.

ARTICLE IX
Amendment/Termination/Vesting

Eligible Employees do not have any vested right to severance pay and/or severance benefits under the Plan and the Company reserves the right, in its sole discretion, to amend or terminate the Plan at any time in writing, signed by an authorized officer of the Company, provided, however, that (i) no amendment nor termination shall reduce severance pay or severance benefits attributable to a Triggering Event that occurs prior to the date the Plan is amended or terminates, and (ii) any amendment or termination that becomes effective after a Change in Control shall not adversely affect the rights of any Eligible Employee compared with such Eligible Employee’s rights if his/her employment terminated effective immediately before such amendment or termination became effective.

The Plan shall be effective only with respect to Triggering Events that occur on or before December 31, 2013.  The Company may extend the Plan in its sole discretion.

ARTICLE X
No Assignment

Severance pay and severance benefits payable under the Plan shall not be subject to anticipation, alienation, pledge, sale, transfer, assignment, garnishment, attachment, execution, encumbrance, levy, lien, or charge, and any attempt to cause such severance pay and severance benefits to be so subjected shall not be recognized, except to the extent required by law.

ARTICLE XI
Confidential Information/Cooperation

Recognizing that the disclosure or improper use of Confidential Information will cause serious and irreparable injury to an Employer, Eligible Employees with such access acknowledge that (i) they will not at any time, directly or indirectly, disclose Confidential Information to any third party or otherwise use such Confidential Information for their own benefit or the benefit of others and (ii) in addition to any other remedy permissible by law, payment of severance pay and severance benefits under the Plan shall cease if an Eligible Employee discloses or improperly uses such Confidential Information.  Any Eligible Employee subject to an individual confidentiality agreement or proprietary rights agreement with an Employer or any Affiliate will be deemed to violate the terms of this Article XI if he/she violates the terms of the individual confidentiality agreement or proprietary rights agreement.

Subject to the terms of the Waiver and Release Agreement, each Eligible Employee shall cooperate with any Employer and its legal counsel in connection with any current or future investigation or litigation relating to any matter to which the Eligible Employee was involved or of which the Eligible Employee has knowledge or which occurred during the Eligible Employee’s employment.  Such assistance shall include, but not be limited to, depositions and testimony and shall continue until such matters are resolved.  In addition, an Eligible Employee shall not in any way disparage any Employer nor any person associated with an Employer to any person, corporation, or other entity.

ARTICLE XII
Miscellaneous Provisions

12.1. Return of Property.  In order for an Eligible Employee to commence receiving severance pay and severance benefits under the Plan, (i) he/she shall be required to return all Employer property (including, but not limited to, Confidential Information, client lists, keys, credit cards, documents and records, identification cards, equipment, laptop computers, software, and pagers), and (ii) repay any outstanding bills, advances, debts, amounts due to an Employer, as of his/her Severance Date.  To the extent the Eligible Employee has any Employer property stored electronically (including, but not limited to, in the form of email) on his/her personal computer, in a personal email account, on a personal storage device, or otherwise, such Eligible Employee shall promptly provide copies of all such information to the Employer and thereafter permanently delete or otherwise destroy the Eligible Employee’s personal copy.

All pay and other benefits (except Plan severance pay and severance benefits) payable to an Eligible Employee as of his/her Severance Date according to the established policies, plans, and procedures of the Employer shall be paid in accordance with the terms of those established policies, plans and procedures.  In addition, any benefit continuation or conversion rights which an Eligible Employee has as of his/her Severance Date according to the established policies, plans, and procedures of the Employer shall be made available to him/her.

12.2. Code Section 409A Compliance.  It is the Company’s intent that amounts paid under this Plan shall not constitute “deferred compensation” as that term is defined under Code Section 409A and the regulations promulgated thereunder because the amounts paid under this Plan are structured to comply with the “short-term deferral” exception to Code Section 409A.  However, if any amount paid under this Plan is determined to be “deferred compensation” within the meaning of Code Section 409A and compliance with one or more of the provisions of this Plan causes or results in a violation of Code Section 409A, then such provision shall be interpreted or reformed in the manner necessary to achieve compliance with Code Section 409A, including but not limited to, the imposition of a six (6) month delay in payment to any “specified employee” (as defined in Code Section 409A) following such specified employee’s date of termination which entitles him/her to a payment under this Plan.  All payments to be made upon a termination of employment under this Plan may only be made upon a “separation from service” under Code Section 409A.  In no event may the Eligible Employee, directly or indirectly, designate the calendar year of a payment.

12.3. Representations Contrary To The Plan.  No employee, officer, or director of an Employer has the authority to alter, vary, or modify the terms of the Plan except by means of an authorized written amendment to the Plan.  No verbal or written representations contrary to the terms of the Plan and its written amendments shall be binding upon the Plan, the Plan Administrator, or an Employer.

12.4. No Employment Rights.  This Plan shall not confer employment rights upon any person.  No person shall be entitled, by virtue of the Plan, to remain in the employ of an Employer and nothing in the Plan shall restrict the right of an Employer to terminate the employment of any Eligible Employee or other person at any time.

12.5. Plan Funding.  No Eligible Employee shall acquire by reason of the Plan any right in or title to any assets, funds, or property of the Employer.  Any severance pay, which becomes payable under the Plan is an unfunded obligation and shall be paid from the general assets of the Company.  No employee, officer, director or agent of the Employer personally guarantees in any manner the payment of Plan severance pay and severance benefits.

12.6. Applicable Law.  This Plan shall be governed and construed in accordance with ERISA and in the event that any reference shall be made to State law, the laws of the State of Delaware shall apply, without regard to its conflicts of law provisions.

12.7. Severability.  If any provision of the Plan is found, held or deemed by a court of competent jurisdiction to be void, unlawful or unenforceable under any applicable statute or other controlling law, the remainder of the Plan shall continue in full force and effect.

12.8. Recovery Of Payments Made By Mistake.  An Eligible Employee shall be required to return to the Company any severance pay payment and any severance benefits payment, or portion thereof, made by a mistake, including but not limited to, any mistake of fact or law.

ATHENA NEUROSCIENCES, INC. By: /s/ John L. Donahue Its: Assistant Secretary

Elan U.S.
Severance Plan

Attachment A

For purposes of this Plan, “Employer” means Athena Neurosciences, Inc. and each of the following Affiliates to the extent each remains an Affiliate (including wholly-owned subsidiaries of these Affiliates):

1.	Elan Pharmaceuticals, Inc.

2.	Elan Drug Delivery, Inc.

3.	Elan Holdings, Inc.